

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2011

<u>Via Email</u>

Nir Bar
President
Fits My Style Inc.
9A Yadin Igal St.
Ra'anana, Israel 43582

> **Re:** **Fits My Style Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 20, 2011**
> **File No. 333-174892**

Dear Mr. Bar:

We have reviewed your letter dated July 20, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated July 11, 2011.

<u>Prospectus Summary</u>

<u>Business, page 3</u>

1.   We note your response to prior comments 2 and 9. Please revise your disclosure in the Prospectus Summary and Business sections to clarify that the "Proof-of-Concept" website will include the minimum functionality needed to display your concept, and that your product will not be able to be fully marketed until after completion of the beta version. In addition, revise these sections and MD&A to disclose your estimated time frame for completing the beta version.

<u>Risk Factors, page 5</u>

2.   Notwithstanding your responses to prior comments 4 and 6, you retain the discretion not to file a registration statement under the Exchange Act. Please revise the prospectus to disclose how soon following effectiveness of the Form S-1 you plan to file an Exchange Act registration statement. If you choose not to affirmatively state in the prospectus that you will file an Exchange Act registration statement promptly upon effectiveness of the Form S-1, tell us the basis for your conclusion that your discretion to refrain from making such a filing does not pose a material risk to investors.

Management

Directors and Executive Officers, page 24

3.   You state that Mr. Turnowski is directly responsible for "major" parts of the bank's activity. Please revise to provide context for this statement, or delete.

Certain Relationships and Related Transactions, page 26

4.   We reissue prior comment 12 in part; please revise to disclose who represented the company in negotiating the agreement with beIT Visual Communications Ltd.

Where You Can Find More Information, page 27

5.   Notwithstanding your responses to prior comments 4 and 6, either file an Exchange Act registration statement prior to the effective date of your Form S-1, or revise the first sentence of the second paragraph of this section. You will not become a fully reporting company until you have an Exchange Act registration statement on file when the current S-1 is declared effective, or you file a subsequent Exchange Act registration statement that becomes effective.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

                                                Sincerely,

                                                /s/ Mark P. Shuman

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via Email
        David Lubin, Esq.
        David Lubin & Associates, PLLC